United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant: QTS Realty Trust, Inc.

2.	Name of person relying on exemption: Land & Buildings Investment Management, LLC

3.	Address of person relying on exemption: 1 Landmark Square 7th Floor Stamford, CT 06901

4.	Written materials: The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Land & Buildings Issues Presentation on QTS

– Highlights the Company’s consistent failures in corporate governance and compensation practices –

– Believes QTS’ underperformance and substantial undervaluation are a direct result of ineffective Board oversight and management’s missteps –

– Now is the time for shareholders to make their voices heard and send a clear message to QTS that change is needed –

– Urges shareholders to vote WITHHOLD on Chairman and CEO Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at May 3, 2018 Annual Meeting –

Stamford, CT— (April 10, 2018) – Land & Buildings Investment Management, LLC (together with its affiliates, "Land and Buildings") announced today that it has issued a detailed presentation regarding QTS Realty Trust (NYSE: QTS) (“QTS” or the “Company”) outlining the persistent and consistent failures in corporate governance and compensation practices that, in Land and Buildings’ view, have resulted in substantial underperformance for QTS shareholders. The complete presentation can be found at www.landandbuildings.com.

“One has to look no further than the $1 million windfall gain Chairman and CEO Williams has on options awarded to him by Mr. Grabe and the Compensation Committee shortly after the shares plunged and only days prior to the Company announcing positive leasing activity to see the extent of the corporate governance and compensation failures at QTS,” said Land and Buildings Founder and Chief Investment Officer, Jonathan Litt.

Litt continued, “The bottom line is that QTS has lost credibility with its investors, and it is time for shareholders to take a stand. Withholding votes for Chairman/CEO Williams and Compensation Chairman Grabe at QTS’ May 3rd Annual Meeting will send a clear message to the Board of Directors that urgent change is needed.”

The presentation, titled “QTS Realty Trust – Withholding Votes on Failing Governance and Leadership,” outlines the many factors and governance failures leading to QTS’ substantial underperformance and why Land and Buildings believes investors should send a clear message of disapproval to the Board:

•	Conflicts of Interest. Millions of dollars of related-party transactions with Mr. Williams and his family, including chartering Williams’ airplane and QTS leasing its headquarters building at what appears to be a meaningful premium to market, and Williams’ ownership of super voting securities giving him undue control over the Company, creating a culture without accountability, in our view.
•	Antiquated Corporate Governance. Board of Directors dominated by private equity sponsors who supported horrible corporate governance policies at the IPO only to liquidate their investment in QTS yet they remain on the Board apparently supporting Williams’ use of the Company as a personal piggy bank.
•	Enrichment of Management through Opaque & Misaligned Compensation Practices. Compensation is discretionary, highlighted by Mr. Grabe and the Compensation Committee’s approval of additional stock options, including 200,000 to Mr. Williams, after the shares dropped precipitously in March and prior to positive news releases in the following week.
•	Lack of Effective Board Oversight Has Led to Inferior Capital Allocation & Operations Management has repeatedly missed their own targets and are likely to incur substantial acquisition write-downs, highlighted by the about-face exit of the C3 (cloud & managed services) segment.

Land & Buildings believes a significant value opportunity is being squandered at QTS. The Company must re-evaluate its leadership, improve its corporate governance through a board refresh, and evaluate strategic alternatives among other actions.

Land & Buildings urges its fellow shareholders to WITHHOLD on CEO and Chairman Mr. Chad Williams and Chair of the Compensation Committee Mr. William Grabe at the QTS Realty Trust May 3, 2018 Annual Meeting.

Sincerely,

Jonathan Litt

Founder & Chief Investment Officer

Land & Buildings

###

About Land and Buildings:

Land and Buildings is a registered investment manager specializing in publicly traded real estate and real estate related securities. Land and Buildings seeks to deliver attractive risk adjusted returns by opportunistically investing in securities of global real estate and real estate related companies, leveraging its investment professionals' deep experience, research expertise and industry relationships.

Investor Contact:

Pat McHugh

Okapi Partners

212-297-0721

pmchugh@okapipartners.com

Media Contact:
Dan Zacchei / Joe Germani

Sloane & Company

212-486-9500

dzacchei@sloanepr.com / jgermani@sloanepr.com

This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions.

*           *           *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is NOT a solicitation of authority to vote your proxy. Land & Buildings is not asking for your proxy card and will not accept proxy cards if sent. Executed proxy cards should be returned according to the Company’s instructions. The cost of this filing is being borne entirely by Land & Buildings.